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                                                                   Exhibit 99.93

News release via Canada NewsWire, Toronto 416-863-9350

               Attention Business Editors:
               TRANSITION THERAPEUTICS ENTERS INTO AGREEMENT FOR A $10,350,000 MILLION BOUGHT DEAL OF COMMON SHARES

   /THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN
                               THE UNITED STATES./

TORONTO, DEC. 13 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH), today announced that it has entered into a bought deal agreement with a syndicate of underwriters co-led by Versant Partners Inc. and GMP Securities LP and including Dundee Securities Corporation and National Bank Financial Inc. Under the agreement the syndicate has agreed to purchase 15,000,000 common shares ("Common Shares") at a price of $0.69 per Common Share ("Issue Price"), resulting in gross proceeds to Transition of $10,350,000.

Transition has also granted the underwriters an option to purchase an additional 6,000,000 Common Shares at the Issue Price, exercisable until 24 hours prior to the closing date, which is expected to be on or about January 4, 2006.

The underwriters will have the option, exercisable for a period of 30 days after the closing date, to acquire up to an aggregate of 15% of the Common Shares issued by Transition on the closing date at the Issue Price to cover over-allotments, if any.

The net proceeds of this offer will be used for (i) the continuation of development of the Transition's multiple lead products, (ii) the advancement of lead molecules identified by Transition's drug discovery technology into preclinical and clinical development and (iii) general corporate and working capital purposes.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the

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treatment of hepatitis C. Transition is currently enrolling patients for a Phase
II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR - 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 09:01e 13-DEC-05